Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended March 31		Six Months Ended March 31
	2016	2015	2016	2015
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$221,771	$221,202	$386,284	$377,456
Add:
Portion of rents representative of the interest factor	3,134	3,135	6,276	6,279
Interest on debt & amortization of debt expense	27,560	27,447	58,043	57,211
Income as adjusted	$252,465	$251,784	$450,603	$440,946
Fixed charges:
Interest on debt & amortization of debt expense (1)	$27,560	$27,447	$58,043	$57,211
Capitalized interest (2)	652	430	1,369	1,032
Rents	9,401	9,405	18,827	18,838
Portion of rents representative of the interest factor (3)	3,134	3,135	6,276	6,279
Fixed charges (1)+(2)+(3)	$31,346	$31,012	$65,688	$64,522
Ratio of earnings to fixed charges	8.05	8.12	6.86	6.83